UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)

CROWLEY MARITIME CORPORATION
(Name of Subject Company (Issuer))

CROWLEY NEWCO CORPORATION THOMAS B. CROWLEY, JR. CHRISTINE S. CROWLEY MOLLY M. CROWLEY
(Names of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
228090106
(CUSIP Number of Class of Securities)

Thomas B. Crowley, Jr. c/o Crowley Maritime Corporation 9487 Regency Square Boulevard Jacksonville, Florida 32225 (904) 727-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700

Transaction Valuation* $93,554,110	Amount of Filing Fee** $2,872.11

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

(a) Reference is made to the information set forth under “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime” in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “The Tender Offer—Section 6. Price Range of Shares of Common Stock; Valuations Related to the Plans; Dividends” in the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Reference is made to the information set forth under “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” and “Schedule A—Information Concerning the Crowleys and the Directors and Executive Officers of the Purchaser” in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” and “Schedule A—Information Concerning the Crowleys and the Directors and Executive Officers of the Purchaser” in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “The Tender Offer—Section 1. Terms of the Offer; Expiration Date”; “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of Common Stock”; “The Tender Offer—Section 3. Procedures for Tendering Shares of Common Stock”; “The Tender Offer—Section 4. Withdrawal Rights”; and “The Tender Offer—Section 5. Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) None.

(b) Reference is made to the information set forth under “Special Factors—Background of the Offer” and “Special Factors—Transactions and Arrangements Concerning the Common Stock” in the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) and (c)(1)-(7) Reference is made to the information set forth under “Summary Term Sheet”; “Introduction”; “Special Factors—Background of the Offer”; “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “Special Factors—Conduct of Crowley Maritime’s Business if the Offer is Not Completed”; and “The Tender Offer—Section 11. Certain Effects of the Offer on the Market for the Shares of Common Stock” in the Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b) and (d) Reference is made to the information set forth under “Summary Term Sheet” and “The Tender Offer—Section 9. Source and Amount of Funds” in the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

(a) and (b) Reference is made to the information set forth under “Special Factors—Transactions and Arrangements Concerning the Common Stock”; “The Tender Offer—Section 8. Certain Information Concerning the Purchaser, the Crowleys and the Continuing Stockholders” and “Schedule B—The Purchaser” in the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Reference is made to the information set forth under “The Tender Offer—Section 12. Fees and Expenses” in the Offer to Purchase, which is incorporated herein by reference.

Item 10. Financial Statements

(a) Financial information is not material.

(b) Pro forma financial information is not material.

Item 11. Additional Information

(a)(1) Reference is made to the information set forth under “Special Factors—Transactions and Arrangements Concerning the Common Stock” in the Offer to Purchaser, which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth under “Summary Term Sheet”; “Special Factors—Appraisal Rights”; “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”; “The Tender Offer—Section 1. Terms of the Offer; Expiration Date”; “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of Common Stock”; “The Tender Offer—Section 3. Procedures for Tendering Shares of Common Stock”; “The Tender Offer—Section 4. Withdrawal Rights”; “The Tender Offer—Section 14. Certain Legal Matters”; and “The Tender Offer—Section 15. Miscellaneous” in the Offer to Purchase, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under “Summary Term Sheet” and “The Tender Offer—Section 14. Certain Legal Matters” in the Offer to Purchase, which is incorporated herein by reference.

(a)(4) None.

(a)(5) Reference is made to the information set forth under “Special Factors—Background of the Offer” in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under “The Tender Offer—Section 14. Certain Legal Matters” in the Offer to Purchase, which is incorporated herein by reference. Reference is made to the Letter of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase dated March 19, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.

(b)(i)
Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).

(b)(ii)
Joinder Agreement dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr.

(d)(ii)
Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust.

(d)(iii)
Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.

(d)(iv)
Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(v)
Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on

Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vii)
Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

March 19, 2007
(Date)
THOMAS B. CROWLEY, JR. /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

March 19, 2007
(Date)
CHRISTINE S. CROWLEY /s/ Christine S. Crowley

Christine S. Crowley
(Name)

March 19, 2007
(Date)
MOLLY M. CROWLEY /s/ Molly M. Crowley

Molly M. Crowley
(Name)

March 19, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation.

(b)(i)
Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).

(b)(ii)
Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).

(d)(i)	Subscription Agreement between Crowley Newco Corporation and Thomas B. Crowley, Jr.

(d)(ii)
Contribution Agreement between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust.

(d)(iii)
Contribution Agreement between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.

(d)(iv)
Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(v)
Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vi)
Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).

(d)(vii)
Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).